Issuer Free Writing Prospectus Dated May 5, 2026

Relating to Preliminary Prospectus Supplement Dated May 5, 2026

Filed Pursuant to Rule 433

Registration Statement No. 333-290056

Viridian Therapeutics Announces Proposed Concurrent Public Offerings of Convertible Senior Notes Due 2032, Common Stock and Series B Non-Voting Convertible Preferred Stock

WALTHAM, Mass., May 5, 2026 (BUSINESS WIRE) – Viridian Therapeutics, Inc. (Nasdaq: VRDN), a biotechnology company focused on discovering, developing and commercializing potential best-in-class medicines for autoimmune and rare diseases, today announced that it has commenced underwritten public offerings of $150.0 million aggregate principal amount of convertible senior notes due 2032 (the “Convertible Notes” and such offering, the “Convertible Notes Offering”) and $100.0 million of shares of its common stock and, in lieu of common stock to certain investors, shares of its Series B non-voting convertible preferred stock (the “Equity Offering”).

In addition, Viridian intends to grant the underwriters of the Convertible Notes Offering a 30-day option to purchase up to an additional fifteen percent (15%) of Convertible Notes offered in the Convertible Notes Offering, solely to cover over-allotments. Viridian also intends to grant the underwriters of the Equity Offering a 30-day option to purchase up to an additional fifteen percent (15%) of shares of its common stock and shares of its common stock underlying Series B non-voting convertible preferred stock offered in the Equity Offering. Each share of Series B preferred stock will be convertible into 66.67 shares of common stock at the election of the holder, subject to beneficial ownership conversion limits applicable to the Series B preferred stock.

Neither the closing of the proposed Convertible Notes Offering nor the closing of the proposed Equity Offering is contingent upon the closing of the other offering, so it is possible that the Convertible Notes Offering occurs and the Equity Offering does not occur, and vice versa, or neither occurs. The proposed offerings are subject to market and other conditions, and there can be no assurance as to whether or when the proposed offerings may be completed, or as to the actual size or terms of the offerings.

The Convertible Notes will be general, unsecured, senior obligations of Viridian and interest will be payable semi-annually in arrears. The Convertible Notes will mature on May 15, 2032, unless earlier converted, redeemed or repurchased by Viridian. Upon conversion, Viridian will pay or deliver, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at Viridian’s election. The interest rate, initial conversion rate, offering price and other terms are to be determined upon the pricing of the Convertible Notes.

Viridian intends to use the net proceeds from the proposed Convertible Notes Offering, if consummated, and the proposed Equity Offering, if consummated, to repay all outstanding indebtedness under the Loan and Security Agreement with Hercules Capital, Inc., to fund market expansion studies for its TED franchise, and to advance the research and development of its earlier pipeline, as well as for working capital and other general corporate purposes.

Jefferies, Leerink Partners, and Goldman Sachs & Co. LLC are acting as joint book-running managers and LifeSci Capital is acting as lead manager for the proposed Convertible Notes Offering. Jefferies, Leerink Partners, and Goldman Sachs & Co. LLC are acting as joint book-running managers and LifeSci Capital and Wedbush PacGrow are acting as lead managers for the proposed Equity Offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (SEC) and became effective on September 5, 2025. A preliminary prospectus supplement and accompanying base prospectus relating to and describing the terms of each of the Convertible Notes Offering and Equity Offering will be filed with the SEC. The securities described above have not been qualified under any state blue sky laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. The offering will only be made by means of a prospectus, copies of which may be obtained at the SEC’s website at www.sec.gov, or by request to Jefferies LLC (Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022; telephone: 877-821-7388; email: Prospectus_Department@Jefferies.com); Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 866-471-2526) or by e-mail at prospectus-ny@ny.email.gs.com.

About Viridian Therapeutics, Inc.

Viridian is a biotechnology company focused on discovering, developing, and commercializing potential best-in-class medicines for patients with autoimmune and rare diseases. Viridian’s expertise in antibody discovery and protein engineering enables the development of differentiated therapeutic candidates for validated drug targets and disease-driving mechanisms in autoimmune and rare diseases.

Viridian is advancing multiple late-stage, anti-insulin-like growth factor-1 receptor (“IGF-1R”) candidates in the clinic for the treatment of patients with thyroid eye disease (“TED”). The company conducted a pivotal program for veligrotug, including two global phase 3 clinical trials, THRIVE and THRIVE-2, to evaluate its efficacy and safety in patients with active and chronic TED. THRIVE and THRIVE-2 reported positive topline data, meeting their primary endpoints and all secondary endpoints. Viridian is also advancing elegrobart as the potential first subcutaneous autoinjector for the treatment of TED. Viridian is conducting an ongoing pivotal program for elegrobart, including two global phase 3 pivotal clinical trials, REVEAL-1 and REVEAL-2, to evaluate the efficacy and safety of elegrobart in patients with active and chronic TED. REVEAL-1 and REVEAL-2 reported positive topline data, meeting their primary endpoints and multiple secondary endpoints.

In addition to its IGF-1R inhibitor portfolio, Viridian is developing an anti–thyroid-stimulating hormone receptor (“TSHR”) program designed as a potential therapy for TED and Graves’ disease.

Viridian is also advancing a novel portfolio of neonatal Fc receptor (“FcRn”) inhibitors, including VRDN-006 and VRDN-008, which have the potential to be developed in multiple autoimmune diseases.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words such as, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or other similar terms or expressions that concern the company’s expectations, plans and intentions. Forward-looking statements include, without limitation, statements regarding the company’s product candidates; the proposed terms of the offerings; the completion, timing and size of the proposed offerings; the grant to the underwriters of the Convertible Notes Offering of the over-allotment option and the grant to the underwriters of the Equity Offering of the option to purchase additional shares of common stock; the company’s expectations with respect to the use of the net proceeds from the proposed offerings; the company’s plans regarding commercial launch activities related to veligrotug and elegrobart and research and development activities; the company’s belief that its product candidates may be best-in-class; and the potential for the company’s novel portfolio of FcRn inhibitors to be developed in multiple autoimmune diseases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on the company’s current beliefs, expectations and assumptions. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. Such forward-looking statements are subject to a number of material risks and uncertainties including but not limited to: market conditions that may affect the timing, terms or conditions of the proposed underwritten public offerings; the company’s successful completion of the proposed underwritten public offerings; the satisfaction of customary closing conditions related to the proposed underwritten public offerings; and other risks and uncertainties identified in the company’s filings with the SEC, including those risks set forth under the caption “Risk Factors” in the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 5, 2026, and other subsequent disclosure documents filed with the SEC. Any forward-looking statement speaks only as of the date on which it was made. Neither the company, nor its affiliates, advisors or representatives, undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing the company’s views as of any date subsequent to the date hereof.

Investors

Greg Rossino

grossino@viridiantherapeutics.com

Media

Lisa Lopez

llopez@viridiantherapeutics.com

Source: Viridian Therapeutics, Inc.